SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July 2011

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

Filing of 2009 Annual Report on Form 20-F

We inform our shareholders and the market in general that we today filed our annual report on Form 20-F for the year ended December 31, 2009 (the "2009 20-F").  The 2009 20-F can be accessed on our website (http://www.eletrobras.com/ir) and on the website of the US Securities and Exchange Commission (http://www.sec.gov).

During the process of preparing our financial statements as of and for the year ended December 31, 2009, we concluded that certain line items should properly have been accounted for differently in the previously issued US GAAP financial statements as of and for the years ended December 31, 2008 and 2007.  Accordingly, our 2009 20-F contains restated US GAAP financial statements as of and for the years ended December 31, 2008 and 2007.  The restatements affect the following line items:  Leasing Agreements, Fixed Assets, Investments in Affiliates, Marketable Securities and Exclusive Funds.  You can find detailed information relating to the affected line items and resulting impact of the restatements in our 2009 20-F under "Presentation of Financial Information" and note 3 to the US GAAP financial statements in our 2009 20-F.

The shareholders who want to receive a hard copy of our 2009 20-F free of charge can make their request through the web site:

http://www.eletrobras.com/elb/main.asp?Team=%7B3D930C2D%2D3A3F%2D418A%2D9F7D%2DF066DFB369CA%7D

by the e-mail invest@eletrobras.com

or by mail to the address:

Divisão de Relações com Investidores

Avenida Presidente Vargas, 409 – 9º andar

20071-003 – Rio de Janeiro – Brasil”

Rio de Janeiro, June 30, 2011

Armando Casado de Araújo

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 01, 2011
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.